                                                                   EXHIBIT 99.1

                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.


8300 Woodbine Avenue, 5th Floor                      Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                    Telephone: (905) 479-8762

                      FOR IMMEDIATE RELEASE: July 22, 2004


                      COOLBRANDS INTERNATIONAL INC. REPORTS
                  RECORD INCREASES IN REVENUES AND NET EARNINGS
                        FOR THIRD QUARTER OF FISCAL 2004

CoolBrands International Inc. (TSX: COB.A) announced today that revenues for the three months ended May 31, 2004 increased by 128.5% to $187,170,000 from $81,908,000 for the same period last year. Net earnings for the three months ended May 31, 2004 increased by 113.5% to $19,126,000 ($0.34 basic and diluted earnings per share) as compared with net earnings of $8,957,000 ($0.17 basic and diluted earnings per share) for the same period last year.

The growth in revenues for the three months ended May 31, 2004 reflected increased sales of prepackaged consumer products, including incremental sales from Americana Foods, Eskimo Pie Frozen Distribution and from the Dreamery'r' and Whole Fruit'TM' brands and the Godiva'r' brand license that were acquired in July 2003 and drayage income.

Sales for the three months ended May 31, 2004 increased by 119.4% to $173,247,000 as compared with $78,978,000 for the same period last year. Drayage and other income increased to $12,854,000 for the three months ended May 31, 2004. Drayage income represents the fees paid to CoolBrands by Dreyer's/Nestle to deliver products invoiced to customers by Dreyer's/Nestle.

Gross profit dollars increased to $44,204,000 for the three months ended May 31, 2004 from $33,864,000 for the period last year, a 30.5% increase. Gross profit percentage for the three months ended May 31, 2004 decreased to 25.5% as compared to 42.9% for the same period last year. Gross profit decreased for the three months ended May 31, 2004 due to the impact of lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations and due to the impact of increased cost of butterfat. Selling, general and administrative expenses for three months ended May 31, 2004 declined as a percentage of revenues to 13.5% as compared to 27.1% for the same period last year.

Cash and short-term investments increased to $97,486,000 at May 31, 2004 from $30,140,000 at August 31, 2003. Working capital improved to $149,835,000 at May 31, 2004 from $85,734,000 at August 31, 2003. CoolBrands' current ratio improved to 2.2 to 1 at May 31, 2004 from 2.1 to 1 at August 31, 2003.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated, "Our results for the third quarter continue to reflect the successful integration of the assets and businesses we acquired in 2003 and the ongoing growth of our base business. Our expanded portfolio of brands, as well as our new distribution and manufacturing operations, all contributed to the dramatic increase in the size and profitability of CoolBrands during the quarter."

CoolBrands International Inc.
Consolidated Balance Sheets
as at May 31, 2004 and August 31, 2003


-------------------------------------------------------------------------------------------------------
(in thousands of dollars)
                                                                     May 31,              August 31,
                                                                        2004                    2003
                                                                 (Unaudited)
                                                                           $                       $
-------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and short term investments                                     97,486                  30,140
  Receivables                                                         88,401                  60,807
  Receivables - affiliates                                             4,768                   3,185
  Inventories                                                         74,584                  55,604
  Prepaid expenses                                                     8,393                   9,722
  Future income taxes                                                  3,056                   1,930
                                                                 ------------- -----------------------
Total current assets                                                 276,688                 161,388

Future income taxes                                                    4,462                   2,977
Property, plant and equipment                                         34,017                  28,349
License agreements                                                    11,771                  12,357
Intangible and other assets                                            8,931                   9,084
Goodwill                                                              98,656                  99,695
                                                                 ------------------------------------
                                                                     434,525                 313,850
                                                                 ====================================

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                                    67,842                  27,339
  Payables - affiliates                                                1,057                     754
  Accrued liabilities                                                 32,425                  33,530
  Income taxes payable                                                 7,248                   5,204
  Future income taxes                                                  2,273                   3,144
  Revolving loan - secured                                            10,544
  Current maturities of long-term debt                                 5,464                   5,683
                                                                 ------------------------------------
Total current liabilities                                            126,853                  75,654

Long-term debt                                                        27,335                  38,671
Other liabilities                                                      3,769                   3,984
Future income taxes                                                    4,936                   4,722
                                                                 ------------------------------------
Total liabilities                                                    162,893                 123,031
                                                                 ------------------------------------
Minority interest                                                     13,121                   2,968
                                                                 ------------------------------------
Shareholders' Equity:
  Capital stock                                                      138,883                 122,406
  Contributed surplus                                                 15,720
  Cumulative translation adjustment                                   (9,929)                 (8,904)
  Retained earnings                                                  113,837                  74,349
                                                                 ------------------------------------
Total shareholders' equity                                           258,511                 187,851
                                                                 ------------------------------------
                                                                     434,525                 313,850
                                                                 ====================================


CoolBrands International Inc.
Consolidated Statements of Earnings


---------------------------------------------------------------------------------------------------------------------------
 (Unaudited)
 (in thousands of dollars, except share data)
                                                           For the nine months ended            For the three months ended
                                                             May 31,          May 31,          May 31,              May 31,
                                                                2004            2003             2004                 2003
                                                                   $               $                $                    $
---------------------------------------------------------------------------------------------------------------------------
Revenues:

Sales                                                        420,354         197,356          173,247               78,978
Franchising and licensing revenues:
  Royalty income                                               1,916           2,034              716                  721
  Franchise and license fees                                     807           1,446              236                  352
  Consumer products license fee                                  350             436              117                  241
Drayage and other income                                      40,700           1,987           12,854                1,616
                                                           ----------------------------------------------------------------
Total revenues                                               464,127         203,259          187,170               81,908
                                                           ----------------------------------------------------------------

Operating expenses:
  Cost of goods sold                                         313,792         117,016          129,043               45,114
  Selling, general and administrative expenses                82,296          57,843           25,194               22,163
  Interest expense                                             1,638           1,451              540                  373
                                                           ----------------------------------------------------------------
Total operating expenses                                     397,726         176,310          154,777               67,650
                                                           ----------------------------------------------------------------

Minority interest                                                765                              577
                                                           ----------------------------------------------------------------

Earnings before income taxes                                  65,636          26,949           31,816               14,258
Provision for income taxes                                    26,148          10,081           12,690                5,301
                                                           ----------------------------------------------------------------
Net earnings                                                  39,488          16,868           19,126                8,957
                                                           ================================================================
Earnings per share:
  Basic                                                         0.71            0.33             0.34                 0.17
                                                           ================================================================
  Diluted                                                       0.70            0.32             0.34                 0.17
                                                           ================================================================

Weighted average shares outstanding:
  Shares used in per share calculation - basic                55,291          51,740           55,777               51,757
  Shares used in per share calculation - diluted              56,337          53,492           56,880               53,946


CoolBrands International Inc.
Consolidated Statements of Cash Flows


----------------------------------------------------------------------------------------------------------------------------------
 (Unaudited)
 (in thousands of dollars)
----------------------------------------------------------------------------------------------------------------------------------
                                                               For the nine months ended               For the three months ended
                                                                May 31,          May 31,              May 31,              May 31,
                                                                  2004             2003                 2004                 2003
                                                                     $                $                    $                    $
----------------------------------------------------------------------------------------------------------------------------------
Cash and short term investments
 provided by (used in):

Operating activities:
Net earnings                                                    39,488           16,868               19,126                8,957
Items not affecting cash:
    Depreciation and amortization                                4,392            3,726                1,461                1,196
    Future income taxes                                         (1,673)           1,342                  627                  675
    Loss of asset held for sale                                                     403                                       403
    Minority interest                                              765                                   577
    Contributed surplus                                         15,720                                 4,333
Changes in current assets and liabilities:
    Receivables                                                (27,488)           2,554              (21,532)              (3,644)
    Receivables - affiliates                                    (1,546)          (2,155)              (1,549)              (2,882)
    Allowance for doubtful accounts                                514             (711)                 106                 (159)
    Inventories                                                (18,539)          (9,839)             (13,621)              (1,730)
    Prepaid income taxes                                                                                 406
    Prepaid expenses                                             1,299              399               (2,216)               1,597
    Accounts payable                                            39,559            3,090               36,859                  936
    Payables - affiliates                                          296            1,458                  392                1,788
    Accrued liabilities                                         (1,080)          (3,456)                (866)              (1,774)
    Income taxes payable                                         2,002           (7,081)               7,026                 (300)
    Other assets                                                   128              659                  (24)                 622
    Other liabilities                                             (210)            (929)                 (12)                (429)
                                                            ----------------------------------------------------------------------
Cash provided by operating activities                           53,627            6,328               31,093                5,256
                                                            ----------------------------------------------------------------------
Investing activities:
Increase in notes receivable                                                         (1)
Repayment of notes receivable                                       30              305                    6                   60
Purchase of intangible assets                                      (70)                                  (21)
Purchase of license agreements                                    (393)                                    4
Purchase of leasehold improvements and
 equipment                                                     (10,946)          (3,853)              (4,891)                (970)
Proceeds from the sale of asset held for sale                                     3,396                                     3,396
                                                            ----------------------------------------------------------------------
Cash (used in) provided by investing activities                (11,379)            (153)              (4,902)               2,486
                                                            ----------------------------------------------------------------------
Financing activities:
Expenses for special warrants                                                      (144)
Proceeds from issuance of Class A and B shares                  16,477               64                  199
Capital contributions from (repayment to)
  Partnership's minority partner                                 8,891                                   (18)
Change in revolving  loan - secured                              6,344            2,742                3,006                2,742
Repayment of long-term debt                                     (6,652)          (7,543)              (1,366)              (3,393)
                                                            ----------------------------------------------------------------------
Cash provided by (used in) financing activities                 25,060           (4,881)               1,821                 (651)
                                                            ----------------------------------------------------------------------
Increase (decrease) in cash flow due to changes in
 foreign exchange rates                                             38          (10,418)               2,776               (8,054)
                                                            ----------------------------------------------------------------------
Increase (decrease) in cash and
 short-term investments                                         67,346           (9,124)              30,788                 (963)
Cash and short-term investments - beginning of period           30,140           47,086               66,698               38,925
                                                            ----------------------------------------------------------------------
Cash and short-term investments - end of period                 97,486           37,962               97,486               37,962
                                                            ======================================================================

CoolBrands International Inc.
Summary Financial Data


----------------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars, except share data):


                                                              For the nine months ended             For the three months ended
                                                                May 31,          May 31,             May 31,            May 31,
                                                                  2004             2003                2004               2003
                                                                     $                $                   $                  $
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                       464,127          203,259             187,170             81,908
Earnings before income taxes                                    65,636           26,949              31,816             14,258
Provision for income taxes                                      26,148           10,081              12,690              5,301
                                                            -------------------------------------------------------------------
Net earnings                                                    39,488           16,868              19,126              8,957
                                                            ===================================================================

Basic earnings per share:                                          .71              .33                 .34                .17
Diluted earnings per share:                                        .70              .32                 .34                .17

Depreciation and amortization                                    4,392            3,726               1,461              1,196
Interest expense                                                 1,638            1,451                 540                373
Weighted average number of shares outstanding:
  Shares used in per share calculation - basic                  55,291           51,740              55,777             51,757
  Shares used in per share calculation - diluted                56,337           53,492              56,880             53,946


About CoolBrands International:

         CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

         CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

         CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

         Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

         CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies,

Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

         This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.